AG Financial Investment Trust, Inc.

245 Park Avenue, 26th Floor

New York, New York 10167

March 7, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 3030

Washington, D.C. 20549

Dear Sir or Madam:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “Act”), AG Financial Investment Trust, Inc., a Maryland corporation (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement (File No. 333-160554) on Form S-11 filed with the Commission on July 13, 2009 (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time and believes the withdrawal to be consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477 of the Act. Since the Registration Statement was not declared effective by the Commission, no sales of the Company’s common stock were made pursuant to the Registration Statement.

If you have any questions, please contact the undersigned at (212) 692-2000 or Thomas P. Conaghan of McDermott Will & Emery LLP at (202) 758-8161.

Sincerely,

AG FINANCIAL INVESTMENT TRUST, INC.

By: /s/ Jonathan Lieberman
Name: Jonathan Lieberman
Title: Director